Form C/A

<p style="text-align:center">Amended Offering Statement
of
Geek Girl Tech, PBC
("Geek Girl Tech," the "issuer,"
the "company," "we," "our," "us")</p>

<p style="text-align:center">Offering of Convertible Notes</p>

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission the ("SEC") does not pass upon the merits of any securities offered or the terms of the offering , nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these securities are exempt from registration.

We will file a report with the SEC annually and post the report on our website no later than 120 days after the end of each fiscal year covered by the report.

We may terminate our reporting obligations in the future in accordance with Rule 202(b) of Regulation Crowdfunding (§ 227.202(b)).

Pursuant to Rule 201 of Regulation Crowdfunding (§ 227.201), an issuer offering or selling securities in reliance on section 4(a)(6) of the Securities Act of 1933, as amended (the "Securities Act") must disclose the following information.

(a) The name, legal status (including its form of organization, jurisdiction in which it is organized and date of organization), physical address and Web site of the issuer.

Name	Form of Organization	Jurisdiction of Organization	Date of organization	Physical address	Website
Geek Girl Tech, PBC	Public benefit corporation	Delaware	February 8, 2018	2601 Blanding Ave, #C182 Alameda CA 94501	https://geekgirltech.com

(b) The names of the directors and officers (and any persons occupying a similar status or performing a similar function) of the issuer, all positions and offices with the issuer held by such persons, the period of time in which such persons served in the position or office and their business experience during the past three years, including:

(1) Each person's principal occupation and employment, including whether any officer is employed by another employer; and

(2) The name and principal business of any corporation or other organization in which such occupation and employment took place.

Directors and officers and their positions with the issuer:

Name	Position(s) with the Issuer	Time period position(s) with the issuer have been held
Jenn Diesi	All directors and officers and one of two employees	2018-present (note that Jenn was operating the business as a sole proprietorship from 2010 until the issuer's incorporation in 2018)

Principal occupation and employment of directors and officers over the past three years:

Name	Employer	Employer's principal business	Role	Dates of Service	Responsibilities
Jenn Diesi	Geek Girl Tech, a sole proprietorship	Managed cybersecurity service provider (MSSP/MSP) specializing in cybersecurity for small- to medium-sized socially conscious companies.	Founder and CEO	2010-2018	Management

Name	Employer	Employer's principal business	Title	Dates of Service	Responsibilities
Jenn Diesi	Geek Girl Tech, PBC	Managed cybersecurity service provider (MSSP/MSP) specializing in cybersecurity for small- to medium-sized socially conscious companies.	All directors and officers and one of two employees	2018-present	Management

(c) The name of each person, as of the most recent practicable date but no earlier than 120 days prior to the date this offering statement is filed, who is a beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of beneficial owner	Ownership percentage
Jenn Diesi	100%

(d) A description of the business of the issuer and the anticipated business plan of the issuer.

Geek Girl Tech: Using Technology to Create a Better, More Secure World for All

Geek Girl Tech is a public benefit corporation with a mission to make the world a better place through cybersecurity.

We see technology and information security as tools to level the playing field and to protect people and businesses around the world. We are experts in cybersecurity and are super geeky-- but we aim to make sure our clients feel safe and supported. We are a woman-owned company, and we are committed to creating opportunities for women and other underrepresented people in tech. We also partner with other women and minority-owned businesses to provide additional services to our clients.

We hope to inspire other companies to prioritize socially responsible business practices and to put people before profits. We're also building a community of awareness and action around information security practices.

How We Do Business
Geek Girl Tech has over 15 years in IT security. We are a managed security service provider (MSSP/MSP) specializing in security for small- to medium-sized socially conscious companies. We work with clients in a number of different ways to meet their needs:
- Consulting & Assessments
- Design/Planning & Product Research
- Setup/Installation
- Monitoring, Maintenance & Management

These services are provided on retainers, monthly or yearly contracts, and one-time agreements tailored to each customer's needs. We often work with clients that need to comply with government regulations, such as HIPAA (the Health Insurance Portability and Accountability Act of 1996) and DFARS (the Defense Federal Acquisition Regulation Supplement).

Why Small Business? 43% of all Cyberattacks are aimed at Small Business
We work with small business because many are vulnerable and are lacking the tools, resources and knowledge to protect themselves. Most IT shops supporting small business aren't security focused, and most security companies do not focus on small businesses even though one breach could put a small company out of business.

Women and minorities are underrepresented, underpaid and underutilized in tech companies.
Geek Girl Tech believes strongly in diversity, fairness and equality, and we are creating opportunities for women, underrepresented folks and LGBTQIA people. We practice diverse hiring and we prioritize women-owned local vendors for our company needs. We treat people with respect and dignity, and we are actively pursuing a B Corp certification. We currently have two full-time employees and a handful of contractors around the US and world.

Out of 18 employees and contractors Geek Girl Tech has hired over the past 3 years, 58.8% have been people from diverse backgrounds, and over 70% have been female.



Putting People Before Profits
> *"I'm building the company that I wished I had to work for:*
> *diverse, gender balanced, and socially conscious."*
> Jenn, CEO/Founder

From the ground up, this tech company prioritizes people before profits. That includes hiring people based on their potential and training, not necessarily their college degree; paying people fairly and equally; embracing transparency, and giving back to the community. We're a for-profit company with a social mission, and we believe in making the world a better place through security.

What People Are Saying About Us



Business Plan

For 2019, Geek Girl Tech will hire another employee who can assist with operations, marketing & sales and help manage the business grow. We also will hire three full-time technical security engineers and two desktop support engineers. These technical engineers will allow us to increase our capacity, take on new socially conscious clients, and provide our current clients with better support.

In the next year with more technical employees, we will be able to spend more time on R&D, automating services, being able to acquire customers directly on our website through service packages, and building tools to assist with government compliance (HIPAA and DFARS). With more capacity, we'll be able to start marketing our services to our target customers: B Corps, public benefit corporations, non-profits and socially conscious companies.

Once we have a solid team, we plan to have a fully-fledged internship/apprenticeship program, where senior engineers can help junior employees, and those junior employees can then help train new interns/apprentices. We will be able to train and eventually convert our interns to employees.

Our long-term goal is to be the go-to IT company for security services: online (worldwide!) and in-person tech team in the bay area for socially conscious companies / small business.

(e) The current number of employees of the issuer.

Two: the CEO and the Chief Impact Officer.

(f) A discussion of the material factors that make an investment in the issuer speculative or risky.

Each prospective investor is hereby advised (a) that investing in securities involves a high degree of risk, including risk of losing the entire investment, and (b) to carefully read and consider the following risk factors and all other materials provided, including all other risk factors stated, in determining whether or not to invest.

The risk factors stated in this offering statement, including those listed in this Item (f), are not intended to be and should not be understood to be an exhaustive list of all risks related to an investment.

We may have a hard time finding experienced candidates within budget. Due to a strong economy, we believe it might be difficult to find a qualified candidate that we can pay within our budget. Although we treat our employees well, we do not currently offer a lot of perks and benefits that larger tech companies can afford.

Breaches could hurt our credibility. We use security to protect companies from hacks, data breaches and loss of data. If a company ends up having a breach it may think we are at fault for not being able to prevent it.

The Notes (described in Item (m) below) being offered are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

No secondary market. There is no secondary market for the Notes, nor is a public market expected to develop. Therefore an investor may be required to retain the Note even under circumstances where it is economically undesirable to do so. Investors should invest in the Notes only if they have independent means for providing for their current and future needs and contingencies.

Interest taxable. All of the interest earned on each Note will be taxable to the investor who owns the Note. No representation or warranty of any kind is made by Geek Girl Tech or the officers, directors, or counsel to Geek Girl Tech, or any other professional advisors thereto with respect to any tax consequences of any investment in the Notes. EACH PROSPECTIVE INVESTOR SHOULD SEEK THE INVESTOR'S OWN TAX ADVICE CONCERNING THE TAX CONSEQUENCES OF AN INVESTMENT IN THE NOTES.

Dependence on key persons. Much of the company's success depends on the skills, experience, and performance of its key persons. We currently do not have a firm plan fully detailing how to replace any of these persons in the case of death or disability. Our success also depends on our ability to recruit, train, and retain qualified personnel. The loss of the services of any of the key members of senior management, other key personnel, or the inability to recruit, train, and retain senior management or key personnel may have a material adverse effect on our ability to meet our obligations under the Notes.

No guarantee of return. No assurance can be given that an investor will realize a substantial return on investment, or any return at all, or that an investor will not lose a substantial portion or all of the investment.

Public benefit corporation. The company's directors are required to consider factors other than the financial interests of its shareholders. The company is a public benefit corporation, and accordingly its directors have a legal duty to manage the company in a way that balances the shareholders' pecuniary interests, the best interests of those materially affected by the company's conduct, and a public benefit or benefits. The company's directors may, consistent with their legal duties, take actions that are contrary to the financial interests of the company's shareholders, and its shareholders will have no recourse against the company or its directors for taking such actions.

(g) The minimum target offering amount and the deadline to reach the target offering amount.

The minimum target offering amount is $50,000, and the deadline to reach the minimum target is January 15, 2019.

If the sum of the investment commitments does not equal or exceed the minimum target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

(h) Whether the issuer will accept investments in excess of the minimum target offering amount and, if so, the maximum amount that the issuer will accept and how oversubscriptions will be allocated, such as on a pro-rata, first come-first served, or other basis.

We will accept investments in excess of the minimum target offering amount, up to a total of $1,070,000. Oversubscriptions will be allocated on a first-come, first-served basis.

(i) A description of the purpose and intended use of the offering proceeds.

If we reach our minimum target offering amount of $50,000, we plan to use the proceeds to hire one full-time employee to help us manage the demand for our services.

If we raise more than the minimum target offering amount, we will use the proceeds to hire security engineers for research and development, increase our marketing efforts, and create an information security awareness campaign for all. See Business Plan Section. Our budget breaks down roughly as follows:

Wages (including R&D)/Benefits/Training 62%
Sales/Marketing/Business Development: 35%
Overhead: 2%
Administration: 1%



(j) A description of the process to complete the transaction or cancel an investment commitment.

Investors may cancel an investment commitment until 48 hours prior to the deadline identified in our offering materials.

This offering's intermediary, MiTec, PBC (dba Crowdfund Mainstreet) ("CMS") will notify investors when the minimum target offering amount has been met.

If we reach the minimum target offering amount prior to the deadline identified in our offering materials, we may close the offering early if we provide notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to us upon closing of the offering and the investor will receive securities in exchange for his or her investment.

The issuer may decide to terminate an offering at any time. An offering may also be cancelled if the target raise is not reached. If this occurs, the investor is entitled to a full refund. Within five business days following the cancellation of the offering, CMS will

Send the investor a notification of the cancellation, disclosing the reason for the cancellation, and the refund amount that you are expected to receive.

Direct the refund of the investor's funds. Please note that the Company may choose not to accept an investment for any reason.

A description of the process to complete the transaction is included in the investor education materials provided on the CMS platform.

(k) A statement that if an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

(l) The price to the public of the securities or the method for determining the price.

Each security is priced at its face value: the dollar amount invested.

Prior to any sale of securities, each investor shall be provided in writing the final price and all required disclosures.

(m) A description of the ownership and capital structure of the issuer, including:

(1) The terms of the securities being offered and each other class of security of the issuer, including the number of securities being offered and/or outstanding, whether or not such securities have voting rights, any limitations on such voting rights, how the terms of the securities being offered may be modified and a summary of the differences between such securities and each

other class of security of the issuer, and how the rights of the securities being offered may be materially limited, diluted or qualified by the rights of any other class of security of the issuer.

Type of Security Being Offered:	Convertible notes (the "Notes," each, the "Note").
Interest Rate:	Annual interest rate of 5%, payable on the Maturity Date, as such is defined below.
Term:	All principal, together with accrued and unpaid interest under the Notes, is due and payable on December 31, 2023 (the "Maturity Date").
Prepayment:	The company shall have the right to prepay the principal on the Note, in whole or in part, only with the prior written consent of the Note holder. In addition, all of the Notes may be prepaid in whole or in part (pari passu) with the written consent of the Note holders holding more than 50% of the aggregate principal balance of all of the Notes ("Majority in Interest"). The company has the right to prepay accrued interest at any time during the term of the Note.
Conversion:	In the event the company issues and sells shares of its preferred equity securities to investors (the "Purchasers") on or before the Maturity Date in a certain financing in which the company raises at least $5,000,000 in gross proceeds (excluding the amount of any Note being converted) with the principal purpose of raising capital (a "Qualified Financing"), then, at the Note holder's option, the outstanding principal balance of the Note may convert into preferred equity securities at a 20% discount from the price paid by the Purchasers in the Qualified Financing. Other than the purchase price, the Note shall convert into equity on the same terms and conditions given to the Purchasers in the Qualified Financing. At the company's option, all accrued but unpaid interest outstanding at the time of conversion may be paid to the Note holder in cash or converted into equity in the same manner as principal.
	If the company does not consummate a Qualified Financing prior to the Maturity Date, the Note holder may choose to have all principal under the Note be converted into common stock at a conversion price equal to the prior fiscal year's earnings multiplied by five. Such payment or conversion shall occur within 90 days after the Maturity Date.
	At the company's option, all accrued but unpaid interest outstanding at the time of conversion may be paid to the

	Note holder in cash or converted into equity in the same manner as principal.
Liquidity Events:	Upon a change of control or an IPO, the Note holder shall have the right, but not the obligation, to apply all unpaid principal and interest, in part or in whole, to the acquisition of the most senior series of preferred equity interests of the surviving entity outstanding or, if no such preferred equity interests are outstanding, non-preferred equity interests of the surviving entity outstanding, at a 5% discount.
Amendment:	The Note may be amended, and any provision of the Note may be waived, by mutual agreement of the parties. In addition, all of the Notes may be amended, and any provision of all of the Notes may be waived, with the written consent of the company and the Majority in Interest; provided that no amendment or waiver which would alter or change the principal amount owing upon the Notes, or the rate of interest payable thereon, may be effective without the consent of all of the holders of the Notes. Notwithstanding the proviso in the previous sentence requiring unanimity to make a change to the principal amount owing or the interest rate, the remaining conversion provisions set forth in the Note may be amended or waived by the Majority in Interest. Any amendment or waiver of any such term or condition that is duly approved by the Majority in Interest shall be binding on all investors in the Notes.

The above is intended to be only a summary of some of the key terms of the Notes. The above is not a complete description of the terms of the Notes. Please see the forms of convertible note and convertible note purchase agreement filed with the SEC as **Exhibit A** to this offering statement for the complete terms of the investment.

The only other security of the company, besides the Notes, is common stock, of which Jenn Diesi is the sole owner. Purchase of a Note will not provide ownership or voting rights in the company. The Note will give the investor the option to purchase preferred equity upon a Qualified Financing or a Liquidity Event as described above. Becoming a holder of preferred equity does not guarantee that the investor will have voting rights. The investor will not have a say in what the terms of the preferred equity will be prior to receiving such equity. If the company has not had a Qualified Financing before the Maturity Date, the investor will have the option of converting his or her Note into common shares of the company, which are voting shares.

(2) A description of how the exercise of rights held by the principal shareholders of the issuer could affect the purchasers of the securities being offered.

The investor will not have ownership of or voting rights in the company.

The investor's percentage ownership of the company after the investor chooses to convert his or her note into preferred equity depends on how much stock, common or preferred, the company, currently solely owned and managed by Jenn Diesi, chooses to sell, before, during, or after a Qualified Financing. It also depends on the share price at the time of the conversion, a price that could be based on determinations made by the company.

The investor will not have a say in what the terms of the preferred equity will be prior to receiving such equity.

Please see Item (m)(1) above and **Exhibit A** to this offering statement filed with the SEC for additional details.

(3) The name and ownership level of each person, as of the most recent practicable date but no earlier than 120 days prior to the date this offering statement is filed, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Please see Item (c) above.

(4) How the securities being offered are being valued, and examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

Each Note is valued at its face value, the dollar amount invested.

(5) The risks to purchasers of the securities relating to minority ownership in the issuer and the risks associated with corporate actions including additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties.

Please see Items (m)(1) and (m)(2) above.

(6) A description of the restrictions on transfer of the securities, as set forth in 17 CFR § 227.501.

Notes may not be transferred for one year after they are issued unless they are transferred:

(i) To the issuer;

(ii) To an accredited investor;

(iii) As part of an offering registered with the SEC; or

(4) To a member of the family of the investor or the equivalent, to a trust controlled by the investor, to a trust created for the benefit of a member of the family of the investor or the equivalent, or in connection with the death or divorce of the investor or other similar circumstance.

(b) For purposes of this Item (m)(6), the term accredited investor shall mean any person who comes within any of the categories set forth in 17 CFR § 230.501(a), or who the issuer reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

(c) For purposes of this Item (m)(6), the term member of the family of the investor or the equivalent includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and shall include adoptive relationships. For purposes of this Item (m)(6), the term spousal equivalent means a cohabitant occupying a relationship generally equivalent to that of a spouse.

(n) The name, SEC file number and Central Registration Depository (CRD) number (as applicable) of the intermediary through which the offering is being conducted.

The name of the intermediary is MiTec, PBC (dba Crowdfund MainStreet). The SEC file number of the intermediary is 007-00133. The intermediary's CRD number is 292759.

(o) A description of the intermediary's financial interests in the issuer's transaction and in the issuer, including:

(1) The amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering, and

(2) Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest.

The amount of compensation to be paid to CMS is 6.5% of offering proceeds that are actually distributed to the issuer.

(p) A description of the material terms of any indebtedness of the issuer, including the amount, interest rate, maturity date and any other material terms.

The company owes $15,000 on a business credit card. The interest rate is 16.99%.

(q) A description of exempt offerings conducted within the past three years.

In 2018, the issuer issued 7,500,000 common shares to founder Jenn Diesi for a total price of $75 in a private offering under Section 4(a)(2) of the Securities Act of 1933, as amended. The proceeds have not been used.

In 2018, the issuer raised $3,500 in a private offering of convertible notes under SEC Rule 504. The proceeds are being used for employee salaries.

(r) A description of any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6) of the Securities Act during the preceding 12-month period, inclusive of the amount the issuer seeks to raise in the current offering under such section, in which any of the following persons had or is to have a direct or indirect material interest:
(1) Any director or officer of the issuer;

(2) Any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;

(3) If the issuer was incorporated or organized within the past three years, any promoter of the issuer; or

(4) Any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term spousal equivalent means a cohabitant occupying a relationship generally equivalent to that of a spouse.

None.

(s) A discussion of the issuer's financial condition, including, to the extent material, liquidity, capital resources and historical results of operations.

Geek Girl Tech is a public benefit corporation, formerly a sole proprietorship, that has been in business for over 8 years. It is primarily a service provider, providing IT security solutions to small businesses through consultations and implementations.

Most of Geek Girl Tech's revenue comes from service agreements. Most services include security-related projects, research and development, and support. Geek Girl Tech also has a handful of regular clients that do not have agreements and are charged by the hour. Typical expenses include administrative costs, events attendance (marketing) and internal software costs.

Geek Girl Tech also provides pro-bono, deeply discounted, and/or in-kind services for those in need. We encourage employees to participate in volunteer projects within the local community and provide paid time to do this.

Geek Girl Tech does not own any significant assets other than cash and a handful of company computers and desks.

Geek Girl Tech has no outstanding debt. Geek Girl Tech's current cash balance is approximately $8,560.

(t) For offerings that, together with all other amounts sold under section 4(a)(6) of the Securities Act within the preceding 12-month period, have, in the aggregate, the following target offering amounts:

(1) $107,000 or less, the amount of total income, taxable income and total tax, or the equivalent line items, as reported on the federal income tax returns filed by the issuer for the most recently completed year (if any), which shall be certified by the principal executive officer of the issuer to reflect accurately the information reported on the issuer's federal income tax returns, and financial statements of the issuer, which shall be certified by the principal executive officer of the issuer to be true and complete in all material respects. If financial statements of the issuer are available that have either been reviewed or audited by a public accountant that is independent of the issuer, the issuer must provide those financial statements instead and need not include the information reported on the federal income tax returns or the certifications of the principal executive officer;

(2) More than $107,000, but not more than $535,000, financial statements of the issuer reviewed by a public accountant that is independent of the issuer. If financial statements of the issuer are available that have been audited by a public accountant that is independent of the issuer, the issuer must provide those financial statements instead and need not include the reviewed financial statements; and

(3) More than $535,000, financial statements of the issuer audited by a public accountant that is independent of the issuer; provided, however, that for issuers that have not previously sold securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)), offerings that have a target offering amount of more than $535,000, but not more than $1,070,000, financial statements of the issuer reviewed by a public accountant that is independent of the issuer. If financial statements of the issuer are available that have been audited by a public accountant that is independent of the issuer, the issuer must provide those financial statements instead and need not include the reviewed financial statements.

The issuer's reviewed financial statements have been filed with the SEC as **Exhibit B** to this offering statement.

(u) Any matters that would have triggered disqualification under §227.503(a) but occurred before May 16, 2016. The failure to provide such disclosure shall not prevent an issuer from continuing to rely on the exemption provided by section 4(a)(6) of the Securities Act if the issuer establishes that it did not know and, in the exercise of reasonable care, could not have known of the existence of the undisclosed matter or matters.

None.

(v) Updates regarding the progress of the issuer in meeting the target offering amount, to be provided in accordance with 17 CFR §227.203.

As required by 17 CFR §227.203, we will make publicly available on the CMS platform frequent updates regarding our progress in meeting our target offering amount. We will also file a Form C-U to disclose the total amount of securities sold in the offering no later than five business days after the offering deadline, as required by 17 CFR §227.203.

(w) Where on the issuer's website investors will be able to find the issuer's annual report, and the date by which such report will be available on the issuer's website.

Our annual report will be posted on March 30, 2019. Here is where it will be posted: https://geekgirltech.com/annualreport 2018.

(x) Whether the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of 17 CFR §227.202.

No.

(y) Any material information necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading.

None. However, for additional information, please see the **Exhibits** listed below, which are attached hereto or filed with the SEC herewith, and please see the issuer's campaign page on crowdfundmainstreet.com.

Exhibits List

Exhibit A: Form of Convertible Note Purchase Agreement with Convertible Note
Exhibit B: 2016 and 2017 Reviewed Financial Statements
Exhibit C: Pitch Deck (attached)
Exhibit D: Certificate of Incorporation
Exhibit E: Crowdfunding Campaign Video Transcript
Exhibit F: Crowdfunding Page Text (attached)

EXHIBIT C
PITCH DECK

Using technology to create a better, more secure, world for all.



geekgir/tech

1

The Problem

43% of cyber attacks are aimed at small businesses, but **only one-third** believe they have adequate resources to manage security effectively.

Small businesses can't afford to be attacked. 60% of small businesses that have been attacked are **out of business in six months**.

They need an IT/Security provider they can **trust,** and an increasing amount want to work with others that share their **values**.

"Cyber attacks is the biggest threat to mankind, even more of a threat than nuclear weapons"

- Warren Buffett



2

The Solution

We are experts in cybersecurity and fight to keep businesses safe.

We are a woman-owned public benefit corporation creating opportunities for women and other underrepresented people in tech.

3

Our Business Model

We deliver our services through:

- Monthly subscriptions & retainers

- Projects and consulting agreements

- Reselling products & services

4

Our Market

Mission-driven and/or socially conscious companies

and

Businesses with complex data security requirements

Our Team



Jenn
CEO/Founder



Lailanie
Project Manager



Jason
Azure/AWS



Loren
Chief Impact Officer



Scott
IT Support



Ivellisse
Marketing

Delivery &
Testimonial

" It was clear from the start that [Jenn] is a master of her trade and keeps up-to-date on new developments in the tech field. Jenn is very responsive and full of suggestions to improve processes and make life easier for a small business like ours. She has a positive attitude and is great to work with. We highly recommend Jenn and her team to other businesses." - Katarina W.



7

Financial
Projections

Profitable in less than 3 years, and 10M in revenue by year 5

	Year 1	Year 2	Year 3	Year 4	Year 5
Revenues	$199,800	$665,000	$1,968,750	$5,304,688	$13,740,234
Expenses	$285,200	$770,300	$1,191,875	$1,685,731	$2,635,925
Net	-$85,420	-$105,300	$776,875	$3,618,957	$11,104,309

8

Want to Know More?

Jenn Diesi
jenn@geekgirltech.com
510-205-5650

geekgir/tech

EXHIBIT F
CROWDFUNDING PAGE TEXT

CROWDFUND mainstreet

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Geek Girl Tech

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Geek Girl Tech is a public benefit corporation working to make the world a better place.

We see technology and information security as tools to level the playing field and to protect people and businesses around the world. We are experts in cybersecurity and make sure our clients feel safe and supported. We are a woman-owned company and are committed to creating opportunities for women and other underrepresented people in tech, and we partner with other women and minority-owned businesses to provide additional services to our clients.

We hope to inspire other companies to prioritize socially responsible business practices and to put people before profits. We're also building a community of awareness and action around information security practices.


Geek Girl Tech - Investing in Security For All

#Community #DiverseFounders #WomanFounders #SocialEnterprise #Services #Tech

$2,000 RAISED

of $1,070,000 maximum target

$50K MINIMUM

59 DAYS LEFT

2 INVESTMENTS

Invest

Offering

Convertible Debt

GGT - Pitch Deck.pptx

Mission

We are on a mission to bring stability and security to the world; a world where everyone has equal access to opportunities, resources and community. We provide quality IT and information security solutions, while creating opportunities for women and other underrepresented people in tech and non-technical roles.

43% of all Cyberattacks are aimed at Small Business
We work with small business because they are more vulnerable and are lacking tools, resources and knowledge to protect themselves. Most IT companies do not work with small business nor focus on security. Did you know that 60% of small businesses who have a breach actually go out of business within 6 months? We're working with small business to prevent breaches from happening in the first place.

Women and minorities are underrepresented, underpaid and underutilized in tech companies.
Geek Girl Tech believes strongly in diversity, fairness and equality and we are creating opportunities for women, underrepresented folks and LGBTQIA people. We practice diverse hiring and we prioritize women-owned local vendors for our company needs. We treat people with respect and dignity, and are actively pursuing a B Corp certification. We currently have 2 full-time employees and a handful of contractors around the US and the world.

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Out of 18 employees and contractors Geek Girl Tech has hired over the past 3 years, 58.8% have been people from diverse backgrounds, and over 70% have been female.

Putting People Before Profits
We're building a tech company from the ground up that prioritizes people, not profits. That means hiring people with potential not necessarily a college degree; paying people fairly and equally; allowing for transparent company financials; volunteering and giving back to the community. We're a for profit company with a social mission and believe in making the world a better place through security.

What Your Investment Will Help Us Accomplish
If we reach our target offering amount of $50,000, we plan to use the proceeds to hire one full-time employee to help us manage the demand for our services.

If we raise more than the target offering amount, we will use the proceeds to hire security engineers for research and development, increase our marketing efforts, and create an information security awareness campaign for all. Our budget breaks down roughly as follows:

Wages (including R&D)/Benefits/Training 62%
Sales/Marketing/Business Development: 35%
Overhead: 2%
Administration: 1%



Investment Perks

All campaigns are minimum or nothing; Geek Girl Tech will only receive funding if the minimum goal is reached.

Key Facts & Financials

- ○ Geek Girl Tech has over 15 years in IT Security & has been in business for more than 8 years.

- ○ Out of 18 employees and contractors Geek Girl Tech has hired over the past 3 years, 58.8% have been people from diverse backgrounds, and over 70% have been female.

- ○ We became a public benefit corporation in February 2018, and we are pursuing our B Corp certification.

GGT-Reviewed-Financials.pdf

GGT-FormC.pdf

GGT-Articles-of-Incorporation.pdf

Geek Girl Tech Story

Geek Girl Tech was founded by Jenn Diesi in 2010 to bring enterprise level security and support to small businesses.
During her 20+ years in tech, Jenn never got used to being one of the only women on her team, and repeatedly witnessed the negative impacts of purely profit-driven decisions made in business.

She also noticed that small businesses, which makes up the largest part of our economy, are not prepared to protect themselves from cyber attacks. With hacking and security breaches on the rise, and the knowledge that 60% of small businesses that are attacked go out of business within six months, Jenn knew something needed to be done.

Determined to solve these problems, Jenn decided to build the company she wished she had worked for: ethnically diverse, gender balanced, and socially conscious.

Geek Girl Tech is an IT security and support company for socially conscious companies, working to create jobs and opportunities for the underrepresented in tech.

The Founders



Jenn Diesi
Founder & CEO

Jenn is a tech veteran and information security expert who brings 20+ years of experience protecting networks for global companies large and small. Jenn's experience as a single mother, self-taught IT professional, and a woman in tech inspired to create the company she always wanted to work for: a welcoming workplace with a meaningful mission to protect and empower others. In her spare time, Jenn runs in ultra-marathons and can often be found on the trails around the Bay Area.

The Team



Loren Diesi
Chief Impact Officer

Loren brings an appreciation of the challenges that people around the world face, and how technology can help to level the playing field for them. In Ghana, she studied the effects of microfinance on women, and worked with an NGO to support their businesses. She ran girls' leadership programs and organized malaria awareness workshops in Madagascar.



Lailanie Salzon
Project Manager

Lailanie is a project manager with a history of accomplishments in tech and other industries. She is committed to empowering women and is a firm believer that this leads to empowered communities. In her spare time, Lailanie mentors stay at home moms so they can start working as freelancers and have the income to needed support their families.



Ivellisse Morales
Marketing Manager

Ivellisse brings nearly a decade of experience helping mission-driven businesses and organizations to use the power of marketing, branding and design for social good. Prior to working with Geek Girl Tech, Ivellisse designed and executed social impact initiatives and strategies for Fortune 500 companies at major agencies.

https://geekgirltech.com

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